[AST letterhead]
January 24, 2011
VIA EDGAR AND FACSIMILE (202) 772-9203
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Daniel F. Duchovny, Special Counsel — Office of Mergers & Acquisitions
Re:	Applied Signal Technology, Inc. Schedule 14D-9 Filed December 30, 2010 SEC File No. 005-52819
Ladies and Gentlemen:
This letter responds to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in the letter from Daniel F. Duchovny, Special Counsel, Office of Mergers & Acquisitions, dated January 14, 2011 relating to a Schedule 14D-9 filed by Applied Signal Technology, Inc. (the “Company”) with the SEC on December 30, 2010. We have included our responses to the Staff’s comments with each paragraph numbered to correspond to the numbered comments set forth in the Staff’s letter. For your convenience, the Staff’s comments have been reproduced in bold below, together with the responses. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Schedule 14D-9.
Schedule 14D-9
Additional Information — Financial Projections, page 31
1.	We note your response to prior comment 2 and we reissue it. We note that the disclosure of projections is not required by Item 1015 of Regulation M-A as it relates to Schedule 14D-9. We also disagree with your policy argument. Please provide us with additional support for your statement that the required reconciliation is not available without unreasonable efforts. Alternatively, revise your disclosure to provide the reconciliation required by Rule 100(a) of Regulation G.

Response:

The Company has amended the Schedule 14D-9 to include the requested reconciliation.
* * *
As requested by the Staff, the Company hereby acknowledges the following:

Mr. Duchovny
U.S. Securities and Exchange Commission
January 24, 2011

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
If you have any questions or need any additional information, please feel free to contact me directly at (408) 522-2851 or Jason Harmon of DLA Piper LLP (US) at (410) 580-4170.

Respectfully submitted, APPLIED SIGNAL TECHNOLOGY, INC.
By:	/s/ James E. Doyle
Title: Chief Financial Officer